

December 19, 2014

Via E-mail
Andrei Kriukov
President
Punto Group, Corp.
1810 E. Sahara Ave., Office 216
Las Vegas, NV 89104

> Re: Punto Group, Corp.
>   Registration Statement on Form S-1
>   Filed November 24, 2014
>   File No. 333-200529

Dear Mr. Kriukov:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   You disclose throughout your filing that you have minimal operations, and that most of your efforts since inception were directed to developing your business plan, issuing common stock, attempting to raise capital, establishing your accounting systems. Given your minimal operations, and that your assets consist solely of cash, you appear to be a shell company as defined in Securities Act Rule 405. Accordingly, please disclose that you are a shell company on your prospectus cover page, and add a risk factor that highlights the unavailability of Securities Act Rule 144 for purposes of meeting the safe harbor requirement from the definition of underwriter, including any effect on the liquidity of your shares and on your ability to attract additional capital to implement your business plan or sustain future operations.

2.   With respect to every third-party statement in your prospectus, such as the reference to the Project-Management.com report, please provide us with the relevant portions of the research reports and articles you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the

appropriate location in your prospectus. Please tell us whether any of the materials were prepared for you, and if so, please disclose this fact.

3.   You state on page 4 that you "are going to provide an online service of the project management system, a mobile application, and technical support," and that you "believe that [your] system is easy-to-use, highly productive and offers real-time project management in any location." Similarly, on page 16, you state that you "are going to develop a website for project management online." Please revise here and throughout to ensure that the numerous claims relating to accomplishments that you expect to occur at a future time are expressed as objectives that may not be accomplished. To the extent your filing continues to include statements that predict accomplishments in the future, expand to provide meaningful discussions of the events or circumstances that may prevent the accomplishment of these objectives.

4.   We note that you cite to the uniform resource locator (URL) for Wikipedia and PMI on page 18 and Project-Management.com on page 20. Please note that when an issuer includes an active hyperlink or an inactive URL for a website that could be converted into an active hyperlink within a document required to be filed or delivered under the federal securities laws, the issuer assumes responsibility for the information that is accessible through the hyperlinked website as if it were part of the filing. Refer to Release No. 33-7856 for further guidance regarding the use of hyperlinks in your prospectus.

Cover Page, page 3

5.   We note that your cover page disclosure presents information about the offering, such as proceeds assuming all shares in the offering are sold. Since yours is a best efforts, no minimum offering with no assurance that all or any portion of the shares offered by you will be sold, please revise your disclosure to more accurately reflect the range of possible outcomes, including the possibility that you may not raise sufficient funds to cover your offering expenses. In this regard, it appears that you should remove from the cover page the table showing offering proceeds to the company. Similarly, your table on page 6 should also reflect a range of possible outcomes.

Risk Factors, page 7

General

6.   Please add a risk factor that discloses, if true, that you have not yet developed any software for this business.

7.   It appears that on the effective date of your registration statement, you will be subject to the reporting requirements of Section 15(d) of the Exchange Act and will not have a class of securities registered under Section 12 of that act. Please consider adding risk factor informing potential investors of how the regulatory requirements imposed on Section 15(d) registrants are more limited than those imposed upon fully reporting companies and discussing the resulting risks.

8.   On page 16 you indicate that Mr. Kriukov will be involved in software development, and state on page 9 that you have not entered into any employment agreements with him. Please add a risk factor addressing any risks relating to the fact that your sole software developer has not entered into a contract governing the ownership of any developed intellectual property assets.

"Any failure to offer high-quality customer service may adversely affect our relationships with our customers …," page 7

9.   Revise the risk factor caption and body to reflect the fact, if true, that you do not currently have any customers.

"We rely on third-party software …," page 10

10.   You state that you are dependent upon your third-party software providers. Please briefly explain what type of third-parties you are referring to and what services they provide. Also, to the extent any such agreements are material to your operations, discuss their material terms in Business. Additionally, it appears that you do not plan to file as exhibits any agreements with these parties. Please explain to us how you determined not to file the agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K. Alternatively, file the agreements as exhibits to the registration statement.

We are selling this offering without an underwriter …," page 11

11.   You state that unless you receive proceeds in the amount of $27,000 from this offering, you may have to seek alternative financing to implement your business plan. Yet in the first risk factor on page 7, you indicate that you will require $27,000 to conduct operations for a period of one year. These disclosures appear conflicting, as the former references gross proceeds from the offering, while the latter appears to refer to your capital needs.

Use of Proceeds, page 13

12.   In describing your use of proceeds, you have limited your disclosure to a range of possible outcomes assuming the sale of 50% to 100% of the securities offered for sale by the company. Please revise your discussion to include a column assuming the sale of 25% of the securities in the offering to give potential investors a better understanding of the full range of possible outcomes. Also, provide such information in your dilution table on page 14 and in your timeline on page 16.

Dilution, page 14

13.   We note your disclosure that the historical net tangible book value as of September 30, 2014, was approximately $0 per share based on 4,000,000 shares outstanding. However, we note your disclosure on page F-2 that there were 0 shares issued and outstanding at September 30, 2014. Please reconcile these disclosures.

Managements' Discussion and Analysis or Plan of Operation, page 15

14.   Expand your disclosure to discuss your liquidity needs and state the number of months your
current cash resources will fund and the minimum capital needed to conduct operations in
accordance with your business plan for a period of twelve months from the date of the
prospectus. Refer to Item 303(a)(1) of Regulation S-K.

Plan of Operation

Website and App Development, page 16

15.   Please expand your disclosure to more clearly state whether principal software development
and other material business development activities to be performed by Mr. Kriukov will occur
at your Las Vegas office.

Description of Business

Background, page 18

16.   You provide a lengthy discussion of the nature and characteristics of the project management
sector on pages 18 and 19, yet only provide a cursory description of your proposed products
and services on page 20. Please revise this section to refocus the discussion on your products
and services.

Competition, page 20

17.   On page 18, you state that you will provide "software applications that [will] better align
resources with business objectives and increase visibility, governance, collaboration and
responsiveness to changes in the business environment." Upland Software, Inc. used similar
terminology to describe its business in a registration statement filed on September 4, 2014, and
stated that they provide "software applications that better align resources with business
objectives and increase visibility, governance, collaboration and responsiveness to changes in
the business environment." In light of the apparent similarities in business strategies, please
expand your disclosures to more clearly describe the competitive bases on which you intend to
distinguish yourself from other companies in this industry.

Revenue, page 21

18.   You state that you are "going to generate income from the premium access, app sales and the
sale of additional space on [your] server." Please revise to reflect that it is not a certainty that
you will generate revenues.

Directors, Executive Officers, Promoters and Control Persons, page 22

19.   We note that the Nevada Secretary of State's website indicates that Andrei Kriukov served as
an officer for Albero, Corp within the past five years. Please advise whether this is your CEO,

and if so, please provide your analysis for why such professional experience is not disclosed in the registration statement.

20.   You state that for the last seven years, Mr. Kriukov has been working as a freelance project manager in IT. In order to provide context to this disclosure, expand to briefly describe where he provided such services and describe the companies for whom he provided such services (e.g., geographical location, market size and industry type).

Certain Relationships and Related Party Transactions, page 24

21.   You state that the proceeds from this offering will not be used to repay the funds advanced by Mr. Kriukov and that he will be repaid from revenues of operations if and when you generate revenues. Please provide us with a detailed analysis explaining why you believe that such assurances regarding restrictions on the use of proceeds are appropriate in the absence of a formal agreement regarding such indebtedness.

Financial Statements

Report of Independent Registered Public Accountant, page F-1

22.   Please have your independent registered public accountant revise the last paragraph of its audit report to state whether the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2014 and the results of its operations and its cash flows for the period from September 2, 2014 (inception) through September 30, 2014 in conformity with U.S. generally accepted accounting principles, as required by paragraph h of PCAOB interim auditing standard AU508.08.

Exhibit Index, page 41

23.   Please file the form of subscription agreement that you will require investors in the offering to execute. We note the disclosure at page 26 in this respect.

Exhibit 23.1

24.   Please have your independent registered public account update its consent.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Laura Veator, Staff Accountant at (202) 551-3716, or Stephen Krikorian, Accounting Branch Chief at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Attorney-Adviser, at (202) 551-3853 or, in his absence, me at (202) 551-3487 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-Mail
        John T. Root, Jr. Esq.